                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                               ------------------

                           Aames Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    00253A 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800

                                    Copy to :

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 7, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 2 of 17 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Specialty Finance Partners

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   70,218,146
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,218,146

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,218,146

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.25%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 3 of 17 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   70,218,146(1)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,218,146(1)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,218,146

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.25%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------
(1)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 4 of 17 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Private Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   70,218,146(2)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,218,146(2)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,218,146

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.25%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------

(2)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 5 of 17 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Equifin Capital Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   70,218,146(3)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,218,146(3)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,218,146

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.25%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------
(3)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 6 of 17 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   70,218,146(4)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,218,146(4)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,218,146

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.25%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------
(4) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 7 of 17 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   70,218,146(5)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                70,248,146(5)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            70,248,146

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            90.25%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------

(5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund, II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 8 of 17 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Management, LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                250,000

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                250,000

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            250,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 4 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Management, LLC, Specialty Finance Partners, Capital Z Financial Services Private Fund II, L.P., and Equifin Capital Partners, Ltd. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on December 23, 1998, as amended February 19, 1999, August 11, 1999, and April 12, 2000. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding before the final paragraph of such item the following:

     On June 7, 2000, SFP purchased an additional 40,800,000 shares (the "Shares") of Series C Convertible Preferred Stock of the Company for the equivalent of $0.85 per share pursuant to the Preferred Stock Purchase Agreement, dated as of May 19, 2000, as amended as of May 25, 2000 by the Letter Agreement, between the Company and SFP (the "Series C Purchase Agreement"). In addition, in connection with such purchase, the Company issued to SFP warrants to purchase up to 5,000,000 million shares of Series C Convertible Preferred Stock at an exercise price of $0.85 per share (the "Series C Warrant"). Pursuant to the Agreement, SFP has agreed to waive the anti-dilution adjustments that would occur due to the issuance of Series C Convertible Preferred Stock.

     Pursuant to the Series C Purchase Agreement, upon the expiration of all applicable regulatory waiting periods, SFP intends to exchange each of the Shares and any shares of Series

C Convertible Preferred Stock acquired upon exercise of the Series C Warrant for one share of Series D Convertible Preferred Stock (the Series D Convertible Preferred Stock has not yet been designated and will be in form substantially similar to the Series C Convertible Preferred Stock) of the Company (the "Additional Closing"). In addition, at the Additional Closing, SFP intends to purchase an additional 18,023,529 shares of Series D Convertible Preferred Stock. In connection with such purchase, the Series C Warrant will expire and the Company will issue to SFP warrants to purchase 5,000,000 shares of Series D Preferred Stock less the amount of shares purchased through exercise of the Series C Warrant.

     The number of shares of Common Stock deemed to be beneficially owned by SFP has been adjusted to reflect the five-for-one reverse stock-split effected by the Company on April 14, 2000 with respect to its Common Stock and Series C Convertible Preferred Stock.

     The foregoing descriptions of the Series C Purchase Agreement and the Series C Warrant are qualified in their entirety by reference to the Series C Purchase Agreement and the Series C Warrant, which are attached hereto as Exhibits 1 and 2, and Exhibit 3, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) and (b) of Schedule 13D are hereby amended and restated in its entirety by substituting the following in lieu thereof:

(a) SFP

     As a result of the Purchase Agreement, SFP has the right to acquire pursuant to Rule 13d-3 of the Exchange Act, and may be deemed to be the beneficial owner of, 70,218,146 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 77,800,113 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and 5,000,000 shares relating to the Series C Warrant), represents approximately 90.25% of the outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock).

CAPITAL Z

     In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 70,218,146 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 77,800,113 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series C Warrant), represents approximately 90.25% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

CAPITAL Z PRIVATE FUND

     In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 70,218,146 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 77,800,113 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series C Warrant), represents approximately 90.25% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

EQUIFIN

     In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 70,218,146 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 77,800,113 shares of Common Stock outstanding as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series C Warrant), represents approximately 90.25% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

CAP Z L.P.

     In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 70,218,146 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 77,800,113 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series C Warrant), represents approximately 90.25% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

CAP Z LTD.

     In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 70,218,146 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 77,800,113 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and 5,000,000 shares relating to the Series C Warrant), represents approximately 90.25% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

     CAP Z MANAGEMENT

     Capital Z Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 250,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 77,800,113 shares of Common Stock outstanding, represents approximately 3.2% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

(b)

     SFP

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               70,218,146
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  70,218,146

     CAPITAL Z

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               70,218,146
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  70,218,146

     CAP Z PRIVATE FUND

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               70,218,146
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  70,218,146

     EQUIFIN

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               70,218,146
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  70,218,146


     CAP Z L.P.

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               70,218,146
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  70,218,146

     CAP Z LTD.

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               70,218,146
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  70,218,146

     CAP Z MANAGEMENT

          1. Sole power to vote or to direct the vote                    250,000
          2. Shared power to vote or to direct the vote                    -0-
          3. Sole power to dispose or to direct the disposition          250,000
          4. Shared power to dispose of or to direct the disposition       -0-


Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by inserting the following at the end thereof:

5. Preferred Stock Purchase Agreement, dated as of May 19, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

6. Letter Agreement, dated as of May 25, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

7.   Form of Series C Warrant

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2000


                             CAPITAL Z FINANCIAL SERVICES
                             FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, L.P.,
                             a Bermuda limited partnership

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, LTD.,
                             a Bermuda corporation

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z MANAGEMENT, LLC,
                             a Delaware limited liability company

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel

                             SPECIALTY FINANCE PARTNERS,
                             a Bermuda general partnership

                             By: Capital Z Financial Services Fund II, L.P.,
                                 its General Partner

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             EQUIFIN CAPITAL PARTNERS, LTD.,
                             a Cayman Islands corporation

                             By: Mani A. Sadeghi
                                 ------------------------------
                                 Name:  Mani A. Sadeghi
                                 Title: President, Chief Executive
                                        Officer and Director

                                  EXHIBIT INDEX

Exhibit No.         Title
-----------         -----

99.7 Preferred Stock Purchase Agreement, dated as of May 19, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

99.8 Letter Agreement, dated as of May 25, 2000, by and between Aames Financial Corporation and Specialty Finance Partners.

99.8                Form of Series C Warrant.